SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              Amendment Number 6 to
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                 DSP Group, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.025 per share
            -------------------------------------------------------
                         (Title of class of securities)

                                   233328-10-6
                -----------------------------------------------
                                 (CUSIP Number)

 Magnum Technology Limited              Henry I. Rothman, Esq.
 c/o Rothschild Corporate Fiduciary     Jenkens & Gilchrist Parker Chapin LLP
 Services, Ltd.                         The Chrysler Building
 P.O. Box 472                           405 Lexington Avenue
 St. Peter's House                      New York, New York 10036
 Le Bordage                             212-704-6000
 St. Peter Port, Guernsey
 Channel Islands GY1 6AX
 Attention: Mr. Nicholas Moss

           (Persons Authorized to Receive Notices and Communications)

                                December 21, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

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CUSIP No.  233328-10-6            13D               Page     2   of   7   Pages
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    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Magnum Technology Limited
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[ ]
                                                                      (b)[ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                        [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS
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      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                1,696,000
      OWNED BY            ------------------------------------------------------
        EACH              8     SHARED VOTING POWER
      REPORTING
       PERSON                   1,239,000 (held of record by Magnum Telecom
        WITH                    Limited, a wholly owned subsidiary)
                          ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                1,696,000
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,239,000 (held of record by Magnum Telecom
                                Limited)
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          2,935,000 (1,239,000 of which is beneficially owned indirectly)
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.9%
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    14    TYPE OF REPORTING PERSON*
          IV

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No.  233328-10-6            13D               Page     3   of   7   Pages
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                                  Schedule 13D

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of DSP Group, Inc.. ("DSP"). DSP's executive offices are located at 3120 Scott Boulevard, Santa Clara, California 95054.

ITEM 2.    IDENTITY AND BACKGROUND

         This statement is filed by Magnum Technology Limited ("Magnum" or the "Reporting Person"), a British Virgin Islands Corporation, Magnum is principally engaged in making investments. The address of the principal business office of Magnum is St. Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION

         The purpose of the previous acquisitions by the Reporting Person was to purchase the shares of Common Stock of DSP ("Shares") for investment purposes. Pursuant to a Stock Purchase Agreement between DSP and the Reporting Person dated as of February 2, 1999 (the

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CUSIP No.  233328-10-6            13D               Page    4   of   7   Pages
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"Stock  Purchase  Agreement"),  the Reporting  Person  designated two persons to
DSP's Board of Directors and has the right to continue to designate two persons as long as the Reporting Person's ownership of DSP does not fall below (i) 7% of the issued and outstanding Common Stock of DSP (without giving effect to shares of Common Stock issued upon exercise of stock options) and (ii) 1,642,552 shares of the Common Stock of DSP (subject to appropriate adjustment in the event of recapitalization, spin-off, stock split, reverse stock split or other similar transaction). In the event Reporting Person's ownership of Common Stock of DSP falls below the levels described in the preceding sentence, the Reporting Person may only designate one director to its Board of Directors.

                  Pursuant to the Stock Purchase Agreement, the Reporting Person may sell some of the Shares commencing February 2, 2000 as more specifically described in Item 6 herein. Furthermore, the Reporting Person reviews from time to time the performance of its investments and, therefore, may, from time to time, acquire securities of DSP not to exceed 35% of the outstanding Common Stock of DSP or dispose of securities of DSP.

                  Except as may be provided herein or in the Stock Purchase Agreement, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of DSP or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of DSP or any of its subsidiaries; (iii) any change in the present board of directors or management of DSP, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of DSP; (v) any other material change in DSP's business or corporate structure, (vi) any changes in DSP's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of DSP by any person; (vii) causing a class of securities of DSP to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of DSP to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.


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CUSIP No.  233328-10-6            13D               Page    5   of   7   Pages
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Item 5.  Interest in Securities of the Issuer

                                            Number of              Percent of
             Name                            Shares                  Class
             ----                           ---------              ----------

             Magnum Technology Limited      2,935,000 (including     10.9%
                                            1,239,000
                                            shares of Common
                                            Stock held of record by
                                            Magnum Telecom Limited)

         During the past 60 days the Reporting Person has effected the following transaction:

         On December 29, 2000 the Reporting Person transferred 46,000 shares of Common Stock of DSP to Magnum Telecom Limited, its wholly-owned subsidiary, for no consideration.

         On December 28, 2000 the Reporting Person transferred 93,000 shares of Common Stock of DSP to Magnum Telecom Limited, its wholly-owned subsidiary, for no consideration.

         On December 21, 2000 the Reporting Person transferred 100,000 shares of Common Stock of DSP to Magnum Telecom Limited, its wholly-owned subsidiary, for no consideration.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has agreed that so long as it owns at least 15% of the outstanding shares of Common Stock of the Company (without giving effect to shares of Common Stock issued upon exercise of stock options after February 2,
1999), or a designee of the Reporting Person is a director of DSP, the Reporting Person will vote for the slate of nominees recommended by the Board of Directors of DSP for election as directors at each annual meeting of stockholders of DSP the Reporting Person has agreed that it will not dispose any of the Shares or any other shares of Common Stock of DSP owned by the Reporting Person during any period in which directors of DSP are subject to a "blackout period" or other prohibitions against the sale or disposition of Common Stock.

         On October 31, 2000, Magnum Telecom Limited ("Magnum Telecom") entered into a Sponsor Pledge and Security Agreement (the "SPA") with certain other sponsors in favor of The Chase Manhattan Bank (the "Bank"), acting as collateral agent. Pursuant to the SPA, Magnum Telecom has granted to the Bank a securing interest and continuing lien on all of Magnum Telecom's right, title and interest in and to 1,239,000 shares of Common Stock of DSP securing Magnum Telecom's obligations to provide certain capital contributions pursuant to a certain Capital Contribution Agreement as shareholder of Global Village Telecom LTDA.

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibit herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by DSP, including, but not limited to, transfer or voting of any such securities,


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CUSIP No.  233328-10-6            13D               Page    6   of   7   Pages
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         finder's fees,  joint ventures,  loan or option  arrangements,  puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

         A summary of the Stock Purchase Agreement, which is incorporated herein by reference, is provided in Item 4 herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

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CUSIP No.  233328-10-6            13D               Page     7   of   7   Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2001

                                      MAGNUM TECHNOLOGY LIMITED

                                      FIRST BOARD LIMITED
                                      (Director of Reporting Person)



                                      By:   /s/ Vince Aylward
                                            ------------------------------------
                                          Name: Vince Aylward
                                          Title: Director First Board Limited